Squire Patton Boggs (US) LLP
221 E. Fourth St., Suite 2900
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July 29, 2015

VIA EDGAR

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, D.C. 20549

Re:	CECO Environmental Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed July 29, 2015

File No. 333-204816

Dear Ms. Long:

On behalf of CECO Environmental Corp. (“CECO”), we are providing the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with four copies of Amendment No. 3 (“Amendment No. 3”) to CECO’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on July 29, 2015.

The provided copies of Amendment No. 3 have been marked by the financial printer to show the changes from Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. At the Staff’s request, Amendment No. 3 includes information that had not been completed in Amendment No. 2, including outstanding share numbers, ownership percentages, examples, the record date for the shareholders meetings and the date of the shareholders meetings, all based on the most recent available information.

If further information regarding any aspect of this Amendment No. 3 is required, please contact the undersigned at (513) 361-1229.

Pamela Long

July 29, 2015

Sincerely,

Squire Patton Boggs (US) LLP

/s/ Toby D. Merchant
Toby D. Merchant

CECO Environmental Corp.:

Jeffrey Lang

Edward Prajzner

Jonathan Pollack

PMFG, Inc.

Peter J Burlage

Ronald McCrummen

Squire Patton Boggs (US) LLP

Daniel G. Berick

Jones Day

James E. O’Bannon

David A. Kern

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